Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Nine Months Ended
($ in thousands)	September 30,				September 30,
	2009		2008		2009		2008

Net income (loss)	$(76,485)		$(19,258)		$(482,459)		$3,119
Income tax expense (benefit)	(2,888)		(16,369)		34,800		(1,580)

Earnings (loss) before income taxes	(79,373)		(35,627)		(447,659)		1,539
Fixed charges:
Interest on debt, deposits and other borrowings	23,711		26,424		78,240		79,971
Interest on subordinated debt payable to preferred securities trust	2,181		2,317		6,780		6,951
One-third of all rentals	448		451		1,366		1,387

Total fixed charges	26,340		29,192		86,386		88,309

Earnings (loss) before income taxes and fixed charges	$(53,033)		$(6,435)		$(361,273)		$89,848
Ratio of earnings to fixed charges(1)	(2.01	)x(2)	(0.22	)x(2)	(4.18	)x(2)	1.02	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.

(2)	The ratios calculated for the three and nine months ended September 30, 2009 and the three months ended September 30, 2008 are less than 1.00. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $79 million for the three months ended September 30, 2009, $36 million for the three months ended September 30, 2008 and $448 million for the nine months ended September 30, 2009.